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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                            EARTHLINK NETWORK, INC.
                           (Name of Subject Company)

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                            EARTHLINK NETWORK, INC.
                      (Name of Person(s) Filing Statement)

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                   270322100
                                   ---------
                     (CUSIP Number of Class of Securities)



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                                CHARLES G. BETTY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            EARTHLINK NETWORK, INC.
                              3100 NEW YORK DRIVE
                          PASADENA, CALIFORNIA  91107
                                 (626) 296-2400
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)



                                  Copies to:

                           J. STEPHEN HUFFORD, ESQ.
                               HUNTON & WILLIAMS
                             600 PEACHTREE STREET
                                  SUITE 4100
                            ATLANTA, GEORGIA  30308
                                (404) 888-4000


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          This Solicitation/Recommendation Statement on Schedule 14D-9 (this
"Schedule 14D-9" or "Statement") pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relates to a tender offer by Sprint Corporation, a Kansas corporation ("Sprint" or the "Purchaser"), to purchase 1,250,000 shares (the "Shares") of the common stock, $.01 par value per share (the "Common Stock"), of EarthLink Network, Inc., a Delaware corporation (the "Company"), at $45 per share, net to each seller in cash.

ITEM 1.   SECURITY AND SUBJECT COMPANY

     The name of the subject company is EarthLink Network, Inc., a Delaware corporation. The address of the principal executive offices of the Company is 3100 New York Dr., Pasadena, California 91107. The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share, of the Company (the "Common Stock").

ITEM 2.   TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1 dated February 18, 1998 (as amended or supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "SEC") by Sprint relating to its tender offer to purchase 1,250,000 Shares of Common Stock at $45.00 per share, net to each seller in cash, for an aggregate cash consideration of $56,250,000, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and the related Letter of Transmittal included as part of the Schedule 14D-1. The address of the principal executive offices of Sprint is 2330 Shawnee Mission Parkway, Westwood, Kansas 66205.

ITEM 3.    IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b) The Investment Agreement and the auxillary agreements to the Investment Agreement are filed as exhibits hereto. Summaries thereof will be filed by amendment.

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ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

    The letter of recommendation of the Board of Directors is attached as Exhibit (a)(3) hereto and incorporated herein by reference.

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ITEM 5.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Deutsche Morgan Grenfell, Inc. ("DMG") has been retained by the Company to render financial advisory services to the Company in connection with potential equity investments by and commercial arrangements with other entities. In exchange for such services, the Company is obligated to pay DMG a fee of approximately $7.4 million upon Closing. In addition, the Company agreed to reimburse DMG for its reasonable, out-of-pocket expences incurred in connection with its engagement. The Company also agreed to indemnify DMG and certain related persons against certain liabilities and expenses arising out of or in conjunction with DMG's engagement by the Company, including certain liabilities under the federal securities laws. In addition, the Company has agreed to pay Mr. Carl Peterson, the General Manager of the Kansas City Chiefs, a fee of $200,000 for introducing the Company to Sprint.

ITEM 6.    RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Following are the transactions in the Common Stock effected during the past 60 days by the Company and, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     On February 4, 1998, the following persons were granted incentive stock options under the Company's 1995 Stock Option Plan to acquire the indicated amount of Company Common Stock:


Person/Title                                      Number of Shares
------------                                      ----------------

Dr. Richard Edmiston,                                  10,000
Vice President--Research and Development

Robert Johnson,                                        10,000
Vice President--Marketing and Marketing Development

Brinton Young                                          50,000
Vice President--Strategic Planning

David Tommela,                                         10,000
Vice President--Operations



     (b) Pursuant to the Agreement to Tender and Vote (and the related Irrevocable Proxies), (i) Sky D. Dayton, Chairman of the Board of the Company, has agreed to tender all of the shares of Common Stock owned beneficially or of record by him (1,500,000 shares) to Sprint in connection with the Offer, and
(ii) Kevin M. O'Donnell, a director of the Company, has agreed to tender all of the shares of Common Stock owned beneficially or of record by him (944,614) to Sprint in connection with the Offer.

     Pursuant to the Agreement to Vote, Reed E. Slatkin and Sidney Azeez, directors of the Company, each agreed to vote all the shares of Common Stock owned beneficially or of record by


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each of them (1,042,473 shares and 236,884 shares, respectively) in favor of the
Company Stockholder Vote Matters, all as set forth in the Investment Agreement and applicable Ancillary Documents. However, such persons did not agree to tender their Common Stock to Sprint in the Offer.

     Mr. Paul McNulty, a director of the Company, is a Managing Director of Soros Fund Management LLC ("SFM"), of which Mr. George Soros is the Chairman. Mr. Soros may be deemed to be the beneficial owner of shares held for the account of Quantum Industrial Partners LDC ("QIP") and for his personal account. Mr. Soros and QIP each are parties to the Agreement to Vote, pursuant to which Mr. Soros and QIP each agreed, pursuant to the terms and conditions of the Agreement to Vote, to vote all the shares of Common Stock owned beneficially or of record by each of them (214,545 shares and 1,456,480 shares, respectively) in favor of the Company Stockholder Vote Matters. However, neither Mr. Soros nor QIP agreed to tender their respective Common Stock to Sprint in the Offer.

     Other than as identified above, the Company, to the best of its knowledge, does not otherwise know the intentions of its directors, executive officers, affiliates or subsidiaries regarding tendering their shares of Common Stock to Sprint in the Offer.

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ITEM 7.    CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) None, except as set forth in response to Item 3(b) above.

     (b) None, except as described in response to Item 3(b) and Item 4(b) above.



ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED

         The information contained in all of the Exhibits referenced to in Item 9 below is incorporated herein by reference.


ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.



EXHIBIT NO.                                   DESCRIPTION
-----------                                   -----------

Exhibit (a)(1)       Offer to Purchase dated February 18, 1998.

Exhibit (a)(2)       Letter of Transmittal.

Exhibit (a)(3)       Letter to Stockholders of EarthLink Network, Inc., dated
                     February 18, 1998, from Charles G. Betty, President and
                     Chief Executive Officer of the Company.

Exhibit (a)(4)       Opinion of Deutsche Morgan Grenfell Inc.

Exhibit (a)(5)       Text of Press Release, dated February 11, 1998, issued
                     jointly by Sprint Corporation and EarthLink Network, Inc.
                     announcing commencement of the Offer.

Exhibit (c)(1)       Investment Agreement, dated as of February 10, 1998, by and among EarthLink Network, Inc., Sprint Corporation, Sprint
                     Communications Company L.P., Dolphin, Inc. and Dolphin Sub,
                     Inc. (Incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K (Date of Earliest
                     Reported Event: February 10, 1998)).

Exhibit (c)(2)       Governance Agreement, dated as of February 10, 1998, by and among EarthLink Network, Inc., Sprint Corporation, Sprint
                     Communications Company L.P. and Dolphin, Inc. (Incorporated by reference to Exhibit 10.1 of the Company's Current
                     Report on Form 8-K (Date of Earliest Reported Event:
                     February 10, 1998)).

Exhibit (c)(3)       Stockholders' Agreement, dated as of February 10, 1998, by and among the EarthLink Network, Inc., Sprint Corporation,
                     Sprint Communications Company L.P. and Dolphin, Inc. and certain stockholders of the Company (Incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K (Date of Earliest Reported Event: February 10,
                     1998)).

Exhibit (c)(4)       Registration Rights Agreement, dated as of February 10,
                     1998, by and among Dolphin, Inc., Sprint Corporation and
                     Sprint Communications Company L.P. (Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K (Date of Earliest Reported Event:

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                     February 10, 1998)).

Exhibit (c)(5)       Credit Agreement, dated as of February 10, 1998, by and
                     among EarthLink Network, Inc., Dolphin, Inc. and Sprint
                     Corporation (Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K (Date of Earliest
                     Reported Event: February 10, 1998)).

Exhibit (c)(6)       Proposed form of Certificate of Designation, Preferences
                     and Rights of Series A Convertible Preferred Stock of
                     Dolphin, Inc. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (Date of Earliest
                     Reported Event: February 10, 1998)).

Exhibit (c)(7)       Agreement to Vote and Tender Stock, dated as of February
                     10, 1998, by and among Sprint Corporation, Sprint
                     Communications L.P. and certain Stockholders of the Company
                     (Incorporated by referenced to Exhibit 99.3 of the Company's Current Report on Form 8-K (Date of Earliest
                     Reported Event: February 10, 1998)).

Exhibit (c)(8)       Agreement to Vote and Tender Stock, dated as of February
                     10, 1998, by and among Sprint Corporation, Sprint
                     Communications L.P. and certain Stockholders of the Company
                     (Incorporated by reference to Exhibit 99.4 of the Company's
                     Current Report on Form 8-K (Date of Earliest Reported
                     Event: February 10, 1998)).

Exhibit (c)(9)       Agreement and Plan of Merger, dated as of February 10,
                     1998, by and among EarthLink Network Inc., Dolphin, Inc.
                     and Dolphin Sub, Inc.


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                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 EARTHLINK NETWORK, INC.



                                 By:  /s/ Charles G. Betty
                                    ---------------------------------
                                    Charles G. Betty
                                    President and Chief Executive Officer



Dated: February 18, 1998

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